Mail Stop 4561

        December 15, 2006

Doug Gravink
Chief Executive Officer
Landbank Group, Inc.
7030 Hayvenhurst Avenue
Van Nuys, California 91406

Re: Landbank Group, Inc.
       Form 10-SB
       File No. 0-52315
       Filed November 14, 2006

Dear Mr. Gravink:

        We have reviewed the above filing and have the following
comments. Where indicated, we think you should revise your
document
in response to these comments. If you disagree, we will consider
your explanation as to why our comment is inapplicable or a
revision
is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide
us
with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not
raise additional comments.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60
days after the original filing date, pursuant to Section 12(g)(1)
of
the Securities Exchange Act of 1934. Upon the expiration of this
60-
day time period, you will be subject to the reporting requirements
under Section 13(a) of the Securities Exchange Act of 1934. In

addition, we will continue to review your filing until all of our
comments have been addressed.

Business of Issuer, page 4

2. Please revise to describe the tax lien foreclosure process in
more
detail. Discuss the rights, if any, of property owners to reclaim
properties after they have been purchased in the foreclosure
proceedings. Describe any encumbrances that may remain with the
property following the foreclosure process and clarify when these
properties will have a clear title. In addition, please revise
the
risk factors section as appropriate to describe any risks
associated
with purchasing properties through tax lien foreclosure.

Reports to Security Holders, page 5

3. Please update the SEC address. 100 F Street, NE, Washington,
D.C.
20549.

Risk Factors, page 6

4. Please review all risk factor headings to ensure that a risk is
identified, rather than merely a fact about your business. For
example, we note the following risk factor headings:

•   We depend on key personnel and affiliates.
•   Classification of the Companies Securities as a "Penny
Stock."

Our principal stockholders have broad control over our operations,
page 7

5. Please expand the disclosure to address significant corporate
actions that can be undertaken unilaterally by your principal
stockholders.

Management`s Discussion and Analysis or Plan of Operations, page
10

6. Tell us what consideration you have given to disclosing your
critical accounting policies. Refer to the guidance in FR-72.

7. Please expand the "Overview" to discuss how you finance your
business.

Operating Expenses, page 11

8. Please provide independent third-party support for your
statement
that there was a "marked increase in customer demand for
properties"
in 2006.

Description of Property, page 15

9. Please describe the amount paid in 2005 for the pro-rata lease on
the Phoenix office.

10. Please update your interim inventory figures to September 30,
2006.

11. Please expand your inventory disclosures to show a breakdown by
geographic region.

12. Please expand your inventory disclosures to show the value of
properties that are being marketed and the value of properties that
are being prepared for marketing.

Directors, Executive Officers, Promoters and Control Persons, page
17

13. Please disclose five years of business experience for Mr.
Hewitt.

Certain Relationships and Related Party Transactions, page 20

14. Please include detailed disclosures regarding your affiliate
loans, including interest, maturity and repayment terms, the
identities of the lenders, the dates the loans were made and the
purposes of the loans.

15. Please include more thorough disclosure regarding the transfer
of
ISNG to QED Storage. We note that in some instances it is
described
as a spin-off and in others a transfer to QED.

Description of Securities, page 21

16. Please revise the first bullet to clarify how you are
"eliminating" cumulative voting.

Recent Sales of Unregistered Securities, page 24

17. Please revise subparagraph (e) to identify the "advisors" and
the
services they performed.

Financial Statements

Landbank Group, Inc. and Subsidiary

18. Please update your financial statements pursuant to Item
310(g)
of Regulation S-B.

19. It appears that iStorage Networks was an operating company as

of
December 31, 2005. Accordingly, explain to us how you determined
that there were no assets or liabilities that were required to be
recorded at fair value as a result of the merger with LandBank
LLC.
Additionally, explain to us how you determined that LandBank LLC
was
the accounting acquirer in accordance with paragraph 17 of SFAS
141.
Tell us what consideration you have given to including this
information in your financial statement disclosures.

Consolidated Balance Sheet, page F-4

20. Please advise us of your basis for the classification of
inventory - land parcels as a current asset or revise your
classification as deemed appropriate.

Note 1 - Nature of Business and Significant Accounting Policies,
page
F-7

Nature of Business, page F-7

21. Please advise us and revise to disclose whether the accounting
acquirer and the accounting acquiree have the same fiscal year-
end.
To the extent that the year-ends of the companies differed, tell
us
which year-end was adopted by the combined company.

Inventory, page F-8

22. Please explain to us the method used to account for the
impairment and disposal of long-lived assets, such as when you
measure and recognize an impairment loss. Tell us what
consideration
you have given to disclosing this information in your financial
statements.

Financial Statements

Landbank, LLC

23. We note that Landbank, LLC was organized in December 2004 and
did
not have any operations in 2004. Please advise us and revise your
disclosure to state, if true, that no (or nominal) assets or
liabilities existed as December 31, 2004.

24. Please amend to present the 2005 and 2004 historical financial
statements of the Registrant after giving retroactive effect to
the
recapitalization. Please note that both the equity section of the
balance sheet and the earnings per share of Landbank, LLC should
be
retroactively restated to reflect the effect of the exchange ratio

established in the reverse merger. Please have your independent
registered public accounting firm update their report as
appropriate.

Financial Statements

iStorage Network, Inc. and Subsidiary

25. Please clarify for us your reason for including the financial
statements of iStorage Networks, Inc.

*   *   *

        As appropriate, please amend your filing and respond to
these
comments within 10 business days or tell us when you will provide
us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter
with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company`s disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please
provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the
disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement

has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Rachel Zablow at (202) 551-3428, or Robert Telewicz, at (202) 551-3438. Direct any other questions to Michael McTiernan at (202) 551-3852, or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

Doug Gravink
Landbank Group, Inc.
December 15, 2006
Page 6